EXHIBIT 99.1

Press Release dated June 15, 2005 announcing the completion of the sale by TIM International N.V. to Troy GAC Telecommunications S.A., an acquisition company owned by private equity funds advised by Apax Partners and Texas Pacific Group.

TIM Hellas Telecommunications SA

TIM HELLAS ANNOUNCES COMPLETION OF ACQUISITION OF CONTROLLING STAKE BY NEW SHAREHOLDER

ATHENS, June 15, 2005 – TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) today announced the successful closing of the acquisition of a controlling stake from TIM International N.V. by Troy GAC Telecommunications S.A., an acquisition company incorporated in the Hellenic Republic, owned by private equity funds advised by Apax Partners and Texas Pacific Group, previously announced on April 4, 2005.

After receiving the necessary approvals, including approval of the Greek NTPC and the European Commission Competition Authority, Troy GAC Telecommunications S.A. acquired the 80.87% equity stake in TIM Hellas for €16.42475 per share in cash, or approximately €1.114 billion.

As a result of the transaction, TIM Hellas’ shareholder structure is as follows:

	Amount	Percent
Shareholder	Owned	Ownership
Troy GAC Telecommunications S.A.	67,831,121	80.87%
Free Float*	16,045,599	19.13%

*N.V. Algemeen Nederlands Trustkantoor ANT is the custodian representing the TIM Hellas ADRs and DDRs traded on the NASDAQ and Euronext Amsterdam stock exchanges.

Additionally, as stated in the acquisition agreement, five members of the Board of Directors have been replaced. The new Board of Directors of TIM Hellas is as follows:

•	Stylianos Argyros, Chairman of the Board of Directors

•	Socrates Kominakis, Managing Director and CEO

•	Philippe Costeletos, Member

•	Giancarlo Aliberti, Member

•	Matthias Calice, Member

•	Salim Nathoo, Member

•	Katerina Karatza, Member

Troy GAC Telecommunications S.A. reiterated its intention to acquire the remaining shares of TIM Hellas at the same price of €16.42475 per share, through a cash merger under Greek law. It is anticipated that the process required to complete such a merger will take approximately six months.

Further information will be made available to shareholders in due course.

– END –

Investor Relations:
Rania Bilalaki
+30 210 615 8585
ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

TIM name and trademark is licensed by TIM Italia S.p.A.
TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.